Mail Stop 4-6
								April 27, 2005

Christopher J. Spencer
President and Chief Executive Officer
Wizzard Software Corporation
424 Gold Way
Pittsburgh, Pennsylvania  15213

	Re:    	Wizzard Software Corporation
		Registration Statement on Form SB-2
		Filed March 31, 2005
		File No. 333-123715

		Form 10-KSB for the year ended December 31, 2004
		File No. 0-33381

Dear Mr. Spencer:

	We have limited our review of the above-referenced Form SB-2 registration statement of Wizzard Software Corporation and the company`s periodic reports under the Exchange Act to your controls and procedures. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the year ended December 31, 2004

Controls and Procedure
1. We note that your disclosure does not provide a conclusion of management as to the effectiveness of the disclosure controls and procedures. Item 307 of Regulation S-B requires that you disclose the conclusions of the principal executive and financial officers, or persons performing similar functions, regarding the effectiveness of the company`s disclosure controls and procedures, as defined in Rule
13a-15(e) or Rule 15d-15(e) under the Exchange Act, as of the end of the period covered by the report. While you discuss the existing material weakness, you do not provide a conclusion of management that the disclosure controls are or are not effective as of the end of the period covered by the report. Please amend the Form 10-KSB to provide the required disclosure. Please also provide risk factor disclosure in your Form SB-2 regarding your material weakness. Consider whether management`s discussion and analysis disclosure is needed with respect to any material capital requirements needed to address this weakness.
2. We note further that you have not included the disclosure required by Item 308(c) of Regulation S-B relating to changes in internal controls over financial reporting. This item requires that you disclose whether there have been any changes in the company`s internal control over financial reporting identified in connection with the evaluation required by paragraph (d) of Rule 13a-15 or Rule
15d-15 under the Exchange Act that occurred during your fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. Please provide the required disclosure.
3. We note your statement that "a control system, no matter how well designed and operated, cannot provide absolute assurance that the objectives of the controls system are met, and no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within a company have been detected." Please revise to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management`s Report on
Internal Control Over Financial Reporting and Certification of Disclsoure in Exchange Act Periodic Reports, SEC Release No. 33-8238,
available on our website at <http://www.sec.gov/rules/final/33-
8238.htm>.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* 	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

*	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* 	the company may not assert this action as a defense in any
proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Any questions should be directed to Maryse Mills-Apenteng at
(202) 942-1861.  In her absence please contact the undersigned at
(202) 942-1800.

								Sincerely,



								Barbara C. Jacobs
      			Assistant Director

cc:	Via facsimile 801-355-7126
	Branden T. Burningham, Esq.
	455 East 500 South, Suite 205
	Salt Lake City, Utah  84111



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Wizzard Software Corporation
April 27, 2005
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